EXHIBIT 4.15

BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.

CERTIFICATE OF DESIGNATION, PREFERENCES AND
RIGHTS OF SERIES B PREFERRED STOCK BY RESOLUTION OF
THE BOARD OF DIRECTORS

The undersigned, being, respectively, the Chairman and Secretary of BrightStar Information Technology Group, Inc., a Delaware corporation (the“Company”), organized and existing under the General Corporation Law of the State of Delaware (“DGCL”), DO HEREBY CERTIFY AS FOLLOWS:

Pursuant to the authority conferred upon the Board of Directors (the “Board”) by the Certificate of Incorporation of the Company, as amended, and pursuant to Section 151 of the DGCL, the Board duly adopted, by written consent in lieu of a meeting, a resolution providing for the issuance of a series of 1,984,273 shares of Series B Preferred Stock, par value $0.0001 per share, which resolution is as follows:

RESOLVED, that pursuant to the authority vested in the Board in accordance with the provisions of the Certificate of Incorporation of the Company, as amended, a series of preferred stock of the Company shall be designated Series B Preferred Stock, to consist of 1,984,273 shares with a par value of $0.0001 per share, and to have preferences, powers, rights and features as follows:

Section 1. Definitions.

Capitalized terms used but not otherwise defined herein shall have the meanings as follows:

“Certificate of Incorporation” means the Certificate of Incorporation of the Company as amended and supplemented by the amendments and certificates of designation, preferences and rights from time to time.

“Common Stock” means the shares of the Company’s common stock, par value $0.01 per share, authorized under the Certificate of Incorporation, as amended.

“Fair Market Value” means the fair market value of a property as determined in good faith by the Board. If the property is a security, the fair market value of such security shall be determined by the Board based on the closing sale price of such security (or if no closing price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average closing bid and average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded.

“MPI” means MyPublicInfo, Inc., a Delaware corporation with its principal place of business at 2020 North 14th Street, # 700, Arlington VA 22201.

“Net Proceeds” means the gross cash proceeds, and the Fair Market Value of any property received in connection therewith, of a Sale of MPI transaction, less (ii) all expenses thereof, including, without limitation, reasonable attorneys’, accountants’ and other professional fees, brokers’ fees, all reasonable expenses of sale, closing costs, appraisal costs, transfer taxes, recording fees, charges and taxes, including unincorporated business taxes allocable to such Sale of MPI transaction, the payment of which is deferred to be paid out of such Net Proceeds of a Sale of MPI transaction, and (ii) any reserves for such purposes as the Board of Directors of MPI, in their sole and absolute discretion, decide to establish.

“Net Profits” means the amount of net profits of MPI as determined under U.S. Generally Accepted Accounting Principles, minus any reserve as the board of directors of MPI, in their sole and absolute discretion, decide to establish, or any amount that the board of directors of MPI in their sole and absolute discretion, decide to retain or invest in MPI.

“Person” means an individual, a partnership, a corporation, a limited liability company, a limited liability, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Sale of MPI” means the sale of MPI to an independent third party (whether by merger, consolidation, sale of all or substantially all of the assets of MPI, or sale of all or substantially all capital stock of MPI.

 Section 2. Designation; Shares Authorized. 1,984,273 shares of preferred stock authorized by the Certificate of Incorporation are hereby designated Series B Preferred Stock ("Preferred Stock").

Section 3. Dividends. The holders of Preferred Stock shall not be entitled to receive dividends.

Section 4. Liquidation. The holders of Preferred Stock shall not be entitled to receive any liquidation preference.

Section 5. Voting Rights; Special Voting Rights. The holders of the Preferred Stock shall be entitled to notice of all stockholders meetings in accordance with the Company’s bylaws. Except as otherwise required by applicable law, the holders of the Preferred Stock shall be entitled to vote on all matters submitted to the stockholders for a vote, together with the holders of the voting Common Stock all voting together as a single class. The holders of Preferred Stock shall be entitled to such number of votes as shall be equal to one vote per share of Preferred Stock. Notwithstanding any other provision to the contrary in this Certificate of Designation or the Certificate of Incorporation, as amended, the prior affirmative vote of the holder or holders of at least 80% of the Preferred Stock shall be required for any action of the Company or its shareholders which:

i. would change or changes the number of shares constituting the Preferred Stock or would change or changes the powers, designations, preferences and rights of any shares of Preferred Stock provided in this Certificate of Designation;

ii. would result or results in the imputation of a dividend on the Preferred Stock pursuant to Section 305 of the United States Internal Revenue Code, as amended, or successor provisions thereto;

iii.  would amend this Certificate of Designation or create a superior class of stock in preference to the Series B Preferred Stock; or

iv. would change or terminate Harold Kraft or Pat Dane from their duties, responsibilities and authority as MPI officers with the responsibility for manging the day-to-day operations and business of MPI, change or terminate Harold Kraft or Pat Dane as Directors on MPI’s Board of Directors, and such other duties and responsibilities assigned to them from the Board of Directors of MPI.

Section 6. Valuation of Series B Preferred Stock. The Preferred Stock is a separate class of the Company’s authorized stock whose value solely reflects the financial performance and economic value of MPI rather than the financial performance and economic value of the Company as a whole.

Section 7. Conversion Rights. The Preferred Stock is not convertible into shares of the Company’s Common Stock.

Section 8. Right to Net Profits. When and if the Board, in its sole and absolute discretion, decides to distribute Net Profits of MPI, the respective holders of Preferred Stock shall each be entitled to each holder’s respective pro rata share of the percent (the “Preferred Stock Percentage”) of the Net Profits of MPI; provided, that such Preferred Stock Percentage shall be adjusted from time to time to reflect any dividend, stock split, repurchase, redemption, combination or other similar recapitalization affecting such shares of Preferred Stock. The Preferred Stock Percentage will be 70% to the existing MPI shareholders as reflected in Exhibit A of the Stock Exchange Agreement inclusive of The Vantage Funds, converted promissory notes, exercised Company options and any options to be issued for future management compensation. The balance of the Net Profits of MPI (i.e. 30%) shall be distributed to and retained by the holders of the MPI Common Stock.

Section 9. Rights Upon Sale of MPI. In the event that there is a Sale of MPI by the Company, the respective holders of the Preferred Stock and the MPI Common Stock, as the case may be, shall be entitled to each shareholder’s pro rata share of the Net Proceeds of the sale of MPI; provided, that such Preferred Stock Percentage shall be adjusted from time to time to reflect any dividend, stock split, repurchase, redemption, combination or other similar recapitalization affecting such shares of Preferred Stock. Notwithstanding the foregoing, the distribution of Net Proceeds may be made in cash or, in the sole and absolute discretion of the Board, in kind. Upon the receipt of such Net Proceeds, whether distributed in cash or in kind, the Preferred Shares, and all rights attendant thereto, shall be automatically cancelled.

Section 10. No Impairment. The Company will not, by amendment of this Certificate of Designation, its Certificate of Incorporation or By-Laws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company.

Section 11. Replacement. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of Shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends shall accrue on the Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

Section 12. Amendment and Waiver. No amendment, modification or waiver shall be binding or effective with respect to this Certificate of Designation hereof without the prior written consent of the holders of two-thirds of the Preferred Stock outstanding at the time such action is taken.

Section 13. Notices. Except as otherwise expressly provided hereunder, all notices, demands or other communications to be given or delivered under or by reason of the provisions of this Certificate of Designation shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid), mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, or transmitted by facsimile or electronic mail (with request for immediate confirmation of receipt in a manner customary for communications of such type and with physical delivery of the communication being made by one of the other means specified in this Section 14 as promptly as practicable thereafter). Such notices, demands and other communications shall be addressed (i) in the case of a holder of Preferred Stock, to his address as is designated in writing from time to time by such holder, (ii) in the case of the Company, to its principal office.

SIGNATURES

IN WITNESS WHEREOF, Brightstar Information Technology Group, Inc. has caused this certificate to be signed by the Chairman and the Secretary this 25th day of July, 2006.

:	By:
Name: Ian Scott-Dunne
Chairman

Date:	By:
Name: James J. Cahill
Director